[Preston Gates & Ellis Letterhead]

February 7, 2006

Ms. Jennifer Hardy

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Flow International Corporation
Amendment #3 to Form S-1/A filed December 12, 2005
File No. 333-125113

Dear Ms. Hardy,

We are responding to your letter dated December 19, 2005, which sets forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to Flow International Corporation’s (“Flow” or the “Company”) Amendment No. 3 to S-1 Registration Statement filed with the SEC on December 12, 2005. For your convenience, each of the Staff’s comments has been included in italics and precedes the Company’s responses. The responses are in Part I below. We also repeat in Part II our responses to oral comments made on or about December 20, 2005. We provided these responses orally to Ms. Megan Caldwell. Since the date of your comments, we have filed a 10-K/A for the year ended April 30, 2005, a 10-Q/A for the quarter ended July 31, 2005, and a 10-Q and a 10-Q/A for the quarter ended October 31, 2005

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC. The Company also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company understands that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Please update the registration statement to include the most recent interim financial statements. Update related disclosures throughout the prospectus as necessary.

Response

Financial statements for the Company’s second quarter ended October 31, 2005, have been included.

As indicated in the Company’s Form 10-Q for the quarterly period ended October 31, 2005, the Company has classified the financial results of its Avure Business as discontinued operations on the Condensed Consolidated Statement of Operations for all the periods presented. Additionally, the Company has recast its prior period annual financial statements included in this Amendment No. 4 to reflect the Company’s Avure Business as a discontinued operation. These adjustments have been made throughout this Amendment No. 4, including the MD&A and selected financial data tables in the document. As the Avure Business is now classified as a discontinued operation, the proforma financials included in Amendment No. 4 only reflect the effects of the PIPE transaction as if it had occurred on May 1, 2004.

Megan Caldwell of the Finance Division of the SEC contacted the Company’s CFO, Doug Fletcher, to discuss two issues related to Amendment No. 1 to the Company’s April 30, 2005 Form 10-K.

The first issue pertained to the type of valuation work performed in determining the fair value of the Company’s reporting units and the implied fair value of goodwill. The Company noted in Amendment No. 4 to its S-1 filing that it determines the fair value of its reporting units using a discounted cash flow model and uses other measures of fair value, such as purchase prices offered by potential buyers of businesses that might be sold, if they are viewed as better indicators of fair value.

The second issue related to the Receivables, Inventory and Customer Deposits caption of the 2004 Consolidated Statement of Cash Flows and how the restatement had impacted the amounts present on the Statement. The Company reviewed the amounts reported in Amendment No. 1 to the April 30, 2005 10-K and noted that Receivables, Inventory and Customer Deposits were in fact incorrectly stated on the 2004 Consolidated Statement of Cash Flows. These incorrect amounts did not impact the Cash Flow from Operations subtotal. The Company corrected the amounts in Amendment No. 2 to its April 30, 2005 Form 10-K.

2.	Include a currently dated consent of the independent registered public accounting firm with your next amendment.

Response

A currently dated consent has been included.

Item 17. Undertakings

3.	Revise your undertakings to include all the undertakings required by Item 512 of Regulation S-K. We particularly note that it appears you have not included the full undertaking required by Item 512(a) or the undertaking required by Item 512(h).

Response

We put in the full 512(a) undertaking and added the 512(h) undertaking.

4.	Revise paragraph 1 to delete the proviso in the final sentence as this proviso is not applicable to filings on Form S-1.

Response

The problem was taken care of by using the full 512(a) undertaking

5.	Delete paragraph 4 in this section as Form S-1 does not permit forward incorporation by reference. See General Instruction VII. and Item 12 of Form S-1 and Regulation S-K Item 512(b).

Response

The paragraph has been deleted.

Please call Preston, Gates & Ellis LLP, specifically William Gleeson, Robert Jaffe or Chris Visser, any of whom can be reached at (206) 623-7580 or John Leness, General Counsel of the Company at (253) 813-9376 or Douglas Fletcher, CFO, at (253) 813-3348, if you have any questions or further comments about the foregoing.

Very truly yours,

/s/ William Gleeson

William Gleeson

cc: Megan Caldwell

      Tamara Brightwell